

September 26, 2014

Via E-mail
Christopher H. Volk
President and Chief Executive Officer
STORE Capital Corporation
8501 East Princess Drive, Suite 190
Scottsdale, Arizona 85255

      Re: STORE Capital Corporation
              Amendment No. 1 to Registration Statement on Form S-11
              Filed September 23, 2014
              File No. 333-198486

Dear Mr. Volk:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Recent Developments, page 10

1.   Please expand your disclosure herein related to investments in closing to address the amount of probable acquisitions consistent with the discussion of your pipeline of investment opportunities elsewhere.

Distribution Policy, page 40

2.   We note from disclosures elsewhere in your prospectus that you have acquired a material amount of properties subsequent to June 30, 2014. Please expand footnote (1) to quantify the amount of additional contractual rent from new leases entered into through June 30, 2014, as well as the contractual rent associated with leases on real estate investments acquired subsequent to June 30, 2014. To the extent any other amounts detailed in footnote (1) materially impact contractual net increases in rent and interest, please also quantify and provide such amounts.

3.   We note your response to prior comment 3 and the expanded disclosure in footnote (6). Please further expand such disclosure to specifically describe and quantify the debt amounts assumed to be outstanding related to your long-term debt obligations and short-term borrowings for the related interest expense amounts presented.

4.   On page 41, you state that you have historically targeted a payout ratio to Adjusted Funds from Operations of approximately 75%. Please briefly revise to clarify whether you have historically paid out this amount, or alternatively, quantify your historical payout ratio.

Our Pipeline of Investment Opportunities, page 93

5.   We note your response to prior comment 6 and the expanded disclosure. We remain unclear as to the percentages illustrated in the added table. Based on the narrative below the table, it appears that the percentages presented, aside from the first percentage, are of your estimated actionable opportunities. Please clarify your table to indicate, if appropriate, that the percentages presented are of your actionable opportunities, and highlight elsewhere the total identified opportunities considered prior to such opportunities reaching the actionable stage.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Adviser, at (202) 551-3673 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Special Counsel

cc: Brian V. Caid
        Kutak Rock LLP